SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                         ____________________


                               FORM 11-K
                             ANNUAL REPORT

                         ____________________


                   Pursuant to Section 15(d) of the

                    Securities Exchange Act of 1934


                         ____________________


              For the Fiscal Year Ended December 31, 1998


                         _____________________


               PENNZOIL-QUAKER STATE COMPANY SAVINGS AND
                 INVESTMENT PLAN FOR HOURLY EMPLOYEES

                      Commission File No. 1-14501

                        ______________________

                     PENNZOIL-QUAKER STATE COMPANY

                    Pennzoil Place, P. O. Box 2967
                      Houston, Texas  77252-2967
(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil-Quaker State Company Savings
and Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion, the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended
December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1998, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1999


                                     PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1998

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.                             Dreyfus            Davis
                                                  Lynch             Morgan           Fidelity           Basic              New
                                                Retirement      Institutional        Advisor           S&P 500             York
                                               Preservation          Bond            Balanced        Stock Index          Venture
                                                  Trust              Fund              Fund              Fund              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil-Quaker State Company
      common stock                              $      -          $      -          $      -          $      -          $      -
    PennzEnergy Company common stock                   -                 -                 -                 -                 -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         3,291,343               -                 -                 -                 -
    Mutual funds                                       -             270,884           407,828         5,216,067         1,140,719
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  49,686               -                 -                 -                 -

  Receivables-
    Employee contributions                          33,851             4,326             8,118            47,039            17,072
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  231               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              3,375,111           275,210           415,946         5,263,106         1,157,791

LIABILITIES:
    Payable to brokers                              13,682             2,114             3,967            20,038             5,763
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $3,361,429        $  273,096        $  411,979        $5,243,068        $1,152,028
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil-Quaker State Company
      common stock                              $      -          $1,484,714        $1,472,587        $2,957,301
    PennzEnergy Company common stock                   -           1,635,893         1,634,668         3,270,561
    Battle Mountain Gold Company
      common stock                                     -               4,582             4,064             8,646
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           3,291,343
    Mutual funds                                       -                 -                 -           7,035,498
    Participant loans                            1,022,117               -                 -           1,022,117
    Cash and temporary investments                     -                 -              89,014           138,700

  Receivables-
    Employee contributions                             -              65,392               -             175,798
    Employer contributions                             -                 -              46,033            46,033
    Investment income                                  -                 -               9,691             9,922
                                               ------------      ------------      ------------      ------------
       Total assets                              1,022,117         3,190,581         3,256,057        17,955,919

LIABILITIES:
    Payable to brokers                                 -                 -              63,002           108,566
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $1,022,117        $3,190,581        $3,193,055       $17,847,353
                                               ============      ============      ============      ============

 See notes to financial statements.


                                     PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1997

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.                             Dreyfus            Davis
                                                  Lynch             Morgan           Fidelity           Basic              New
                                                Retirement      Institutional        Advisor           S&P 500             York
                                               Preservation          Bond            Balanced        Stock Index          Venture
                                                  Trust              Fund              Fund              Fund              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         3,867,164               -                 -                 -                 -
    Mutual funds                                       -             209,355           405,708         4,678,558         1,542,380
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  51,760               -                 -                 339               -

  Receivables-
    Employee contributions                          20,960             1,627             4,679            24,702             9,845
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                5,243             2,542            27,663               -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              3,945,127           213,524           438,050         4,703,599         1,552,225

LIABILITIES:
    Payable to brokers                               4,985               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $3,940,142        $  213,524        $  438,050        $4,703,599        $1,552,225
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $2,196,879        $5,945,421        $8,142,300
    Battle Mountain Gold Company
      common stock                                     -               6,485             5,751            12,236
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           3,867,164
    Mutual funds                                       -                 -                 -           6,836,001
    Participant loans                            1,032,917               -                 -           1,032,917
    Cash and temporary investments                     -                 -              50,040           102,139

  Receivables-
    Employee contributions                             -              13,210               -              75,023
    Employer contributions                             -                 -              24,473            24,473
    Investment income                                  -                 -               3,563            39,011
                                               ------------      ------------      ------------      ------------
       Total assets                              1,032,917         2,216,574         6,029,248        20,131,264

LIABILITIES:
    Payable to brokers                                 -                 -              18,072            23,057
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $1,032,917        $2,216,574        $6,011,176       $20,108,207
                                               ============      ============      ============      ============

 See notes to financial statements.


                            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1998


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                          Merrill             J.P.                                Dreyfus             Davis
                                           Lynch             Morgan            Fidelity            Basic               New
                                         Retirement       Institutional        Advisor            S&P 500              York
                                        Preservation          Bond             Balanced         Stock Index           Venture
                                           Trust              Fund               Fund               Fund               Fund
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $3,940,142         $  213,524         $  438,050         $4,703,599         $1,552,225

CONTRIBUTIONS:
  Employee                                 487,217             45,064             91,311            568,671            270,160
  Employer                                  44,472              4,381              9,045             55,783             26,464

INVESTMENT INCOME:
  Dividends                                    -               16,925             47,138             86,824             26,877
  Interest                                 247,211                -                  -                  -                  -
  Loan Repayment Interest                   27,255              2,396              2,584             24,740             12,326

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                 -               (1,050)            10,975          1,145,972            140,650

NET TRANSFERS (Note 2)
  Among Funds                             (795,136)            37,368           (149,833)          (951,238)          (746,043)
  To Salaried Plan                        (421,665)            (3,738)           (45,052)          (106,810)           (67,809)

PARTICIPANT LOANS (Note 2)
  New Loans Issued                         (92,983)            (7,224)            (6,048)           (96,992)           (30,054)
  Principal Received                       108,252             14,511             14,964            107,846             64,120

EXPENSES                                      (667)               (40)               (34)              (965)              (265)

DISTRIBUTIONS AND WITHDRAWALS
  (Note 2)                                (182,669)           (49,021)            (1,121)          (294,362)           (96,623)
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $3,361,429         $  273,096         $  411,979         $5,243,068         $1,152,028
                                        ===========        ===========        ===========        ===========        ===========

 See notes to financial statements

                                                                                 Non-
                                                                              Participant
                                          Participant Directed Funds           Directed
                                        ------------------------------        -----------


                                                              Company           Company
                                            Loan               Stock             Stock
                                            Fund                Fund              Fund              Total
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $1,032,917         $2,216,574         $6,011,176        $20,108,207

CONTRIBUTIONS:
  Employee                                     -              416,564                -            1,878,987
  Employer                                     -                  -              714,088            854,233

INVESTMENT INCOME:
  Dividends                                    -               57,016             96,783            331,563
  Interest                                     -                1,394              2,366            250,971
  Loan Repayment Interest                      -               29,231                -               98,532

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                 -           (1,957,847)        (3,323,421)        (3,984,721)

NET TRANSFERS (Note 2)
  Among Funds                                  -            2,619,477            (14,595)               -
  To Salaried Plan                           7,426            (75,298)          (170,004)          (882,950)

PARTICIPANT LOANS (Note 2)
  New Loans Issued                         399,365           (166,064)               -                  -
  Principal Received                      (417,591)           107,898                -                  -

EXPENSES                                       -                  -                 (517)            (2,488)

DISTRIBUTIONS AND WITHDRAWALS
  (Note 2)                                     -              (58,364)          (122,821)          (804,981)
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $1,022,117         $3,190,581         $3,193,055         $17,847,353
                                        ===========        ===========        ===========        ===========



 See notes to financial statements

       PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                         FOR HOURLY EMPLOYEES


                     NOTES TO FINANCIAL STATEMENTS



1.   SPIN-OFF OF PENNZOIL-QUAKER STATE COMPANY FROM PENNZOIL COMPANY:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (the Company or Pennzoil-Quaker State) representing all of the shares of the Company owned by Pennzoil. As a result of the distribution, Pennzoil Company, renamed PennzEnergy Company (PennzEnergy), and Pennzoil-Quaker State are no longer affiliated entities.

As part of the spin-off transaction, the Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) was renamed Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees and covered only the hourly employees of Pennzoil-Quaker State and participating subsidiaries and affiliated companies, effective December 31, 1998. Net assets related to PennzEnergy employees were transferred to the PennzEnergy Company Savings and Investment Plan effective November 30, 1998.

In connection with the spin-off, Pennzoil distributed one share of Pennzoil-Quaker State common stock for every share of Pennzoil common stock. As a result, the Company Stock Fund holds both PennzEnergy and Pennzoil-Quaker State common stock. Effective with the distribution, the Plan only purchases Pennzoil-Quaker State common stock.

During 1998, the Plan provided benefits for Pennzoil-Quaker State and PennzEnergy employees (collectively Pennzoil).

2.   DESCRIPTION OF THE PLAN:

General

The   following  description  of  the  Plan  provides   only   general
information.   Participants should refer to the Plan agreement  for  a
more complete description of the Plan's provisions.

The Plan was established effective January 1, 1989 (effective date), by Pennzoil. The purpose of the Plan is to encourage hourly employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Upon changing wage status to salaried, a participant's account balance was, prior to 1999, transferred between the Plan and the Pennzoil Company Savings and Investment Plan (renamed PennzEnergy Company Savings and Investment Plan effective December 31,
1998); beginning in 1999, such transfers are between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan.

Each person employed by Pennzoil prior to December 31, 1998, and Pennzoil-Quaker State, subsequent to December 31, 1998, who is a member of a collective bargaining unit which has agreed to participate in the Plan and who receives remuneration on an hourly basis on or after January 1, 1989, is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

In order to participate in the Plan, an eligible employee could elect to make a contribution to the Plan in whole percentages of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:

Years of Participation (a)     Maximum Combined Contribution Rate

      Less than 5 years                     9%
      5 - 10 years                         10%
      More than 10 years                   12%

For each Plan year, Pennzoil, contributed, prior to December 31, 1998, and Pennzoil-Quaker State, subsequent to December 31, 1998, contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above.

                                   Applicable Percentage -
  Years of Participation (a)    Employer Matching Contribution

      Less than 5 years                    50%
      5 - 10 years                         75%
      More than 10 years                  100%

(a) Includes years of participation in the Plan or the Pennzoil Company and participating companies Employees Stock Purchase Plans.

Investment Choices

Prior to December 30, 1998, employer contributions were invested primarily in Pennzoil common stock and are invested primarily in Pennzoil-Quaker State common stock subsequent to December 30, 1998. At the Company's discretion, employer contributions may be made either in cash or in common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. The statements of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1998, Pennzoil contributed 13,917 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statements of net assets available for benefits under the caption "Cash and temporary investments."

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Subject to the above, PennzEnergy common stock held in the employer's contribution account may not be transferred to be invested in other options. Employee contributions are invested as designated by participating employees in the following investment funds:

      Fund Name              Type of Investment(s)

I.   Merrill Lynch    Invests primarily in guaranteed
  Retirement          investment contracts (generally with
  Preservation Trust  insurance companies or banks which
                      agree to return principal and a stated
                      rate of return over a specified period
                      of time) and U.S. Government and U.S.
                      Government Agency securities.
II.  J. P. Morgan     Normally, at least 65% of the fund's
  Institutional Bond  assets will be represented by
  Fund                investment in securities rated "A" or
                      better by a major ratings agency.  The
                      fund's duration (a measure of average
                      maturity) ranges between 3-1/2 and 5-
                      1/2 years.
III. Fidelity Advisor Invests in a diversified portfolio of
  Balanced Fund       equity and fixed-income securities
                      with income, growth of income and
                      capital appreciation potential.
IV.  Dreyfus Basic    Consists of common stocks that, to the
  S&P 500 Stock Index extent possible, duplicate the
  Fund                composition of Standard & Poor's Index
                      of 500 stocks.
V.   Davis New York   Invests primarily in common stock and
  Venture Fund        securities convertible into common
  (formerly New York  stock.  The fund ordinarily invests in
  Venture Fund)       securities which management believes
                      have above-average appreciation
                      potential.
VI.  Company Stock    Common stock of Pennzoil prior to
Fund                  December 30, 1998, and Pennzoil-Quaker
                      State Company subsequent to December
                      30, 1998.


Loans

A participant may apply to the administrative committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants have 60 days after the next payment due date to pay the loan in full.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits  that  are  vested  are  payable  to  participants  or  their
beneficiaries   at   retirement,  permanent   disability,   death   or
termination of service.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the Board of Directors of the
Company. The sole trustee of the Plan is Mellon Bank, N.A. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

3.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The  financial  statements of the Plan are presented  on  the  accrual basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 1998 and 1997. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of employer contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For the Company Stock Fund, fair value was determined by using the applicable closing price of the funds listed on the New York Stock
Exchange on the last trading day of the Plan year. For all mutual funds at December 31, 1998 and 1997, fair value was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan in each fund. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Effective yields were approximately 6.6% for both years ended December 31, 1998 and 1997. Contract value for the Merrill Lynch Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Investments in the Company Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets, which consisted of PennzEnergy common stock, Pennzoil-Quaker State common stock, cash and temporary investments as of December 31, 1998. The total units of PennzEnergy common stock assigned to participants at December 31, 1998 were 450,054. The unit value for PennzEnergy common stock at December 31, 1998 was $7.38. The total units of Pennzoil-Quaker State common stock assigned to participants at December 31, 1998 were 293,930. The unit value for Pennzoil-Quaker State common stock at December 31, 1998 was $10.00. The total units of Pennzoil Common Stock assigned to participants at December 31, 1997 were 280,554. The unit value for Pennzoil common stock at December 31, 1997 was $29.14.

Net  appreciation  in fair value of investments consists  of  realized
gains   on   sale  of  investments  and  unrealized  appreciation   of
investments.

4.   FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

5.    RISKS AND UNCERTAINTIES:

The Plan provides for various investments in equity securities, common/collective trust funds, mutual funds and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

6.    SUBSEQUENT EVENT:

On May 19, 1999, Devon Energy Corporation and PennzEnergy signed an agreement and plan of merger. PennzEnergy common stock will be exchanged for .4475 shares of common stock of a new Devon Energy Corporation at the consummation of the merger.

                                                                                     SCHEDULE I


                         PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                           FOR HOURLY EMPLOYEES

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1998



                                                                                                    Current
Identity of Issue                          Description of Investment                 Cost            Value
---------------------                      -------------------------              -----------      -----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil-Quaker State Company <F1>         200,495 shares--$.10 par value        $ 4,899,500      $ 2,957,301
  PennzEnergy Company                        200,488 shares--$.83-1/3 par value      5,099,799        3,270,561
  Battle Mountain Gold Company               2,128 shares--$.10 par value                9,754            8,646
                                                                                   -----------      -----------
        Total equity securities                                                     10,009,053        6,236,508
                                                                                   -----------      -----------

COMMON/COLLECTIVE TRUST FUNDS:
 Merrill Lynch Retirement
    Preservation Trust                       3,291,343 units                         3,291,343        3,291,343
                                                                                   -----------      -----------

MUTUAL FUNDS:
  Dreyfus Basic S&P 500
    Stock Index Fund                         201,626 units                           3,141,183        5,216,067
  Davis New York Venture Fund                45,611 units                              909,391        1,140,719
  Fidelity Advisor Balanced Fund             21,820 units                              385,635          407,828
  J.P. Morgan Institutional Bond Fund        27,197 units                              270,381          270,884
                                                                                   -----------      -----------
        Total mutual funds                                                           4,706,590        7,035,498
                                                                                   -----------      -----------

OTHER ASSETS:
  Mellon Bank - EB temporary
    investment fund <F1>                     138,700 units                             138,700          138,700

  Pennzoil-Quaker State Company
    Savings and Investment Plan              Participant Loans with interest
    for Hourly Employees <F1>                rates ranging from 7.0% to 10.0%        1,022,117        1,022,117
                                                                                   -----------      -----------
        Total other assets                                                           1,160,817        1,160,817
                                                                                   -----------      -----------

        Total assets held for
          investment purposes                                                      $19,167,803      $17,724,166
                                                                                   ===========      ===========



<F1> Represents party in interest.

                                                                              SCHEDULE II

              PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                FOR HOURLY EMPLOYEES

                        SCHEDULE OF REPORTABLE TRANSACTIONS
                        (SERIES OF INVESTMENT TRANSACTIONS)
                        FOR THE YEAR ENDED DECEMBER 31, 1998




   Identity of Party Involved         Purchase       Selling      Cost of          Net
   and Description of Assets          Price<F1>     Price<F1>      Asset          Gain
-------------------------------      ----------    -----------   ----------     --------

Pennzoil Company common stock,
 $.83-1/3 par value -
   Purchases (144 transactions)      $4,023,152    $     -       $4,023,152     $    -
   Sales (71 transactions)                 -           662,136      633,114        29,022

Mellon Bank - EB Temporary
 Investment Fund -
   Purchases (157 transactions)       2,574,799          -        2,574,799          -
   Sales (125 transactions)                 -        2,538,238    2,538,238          -

Merrill Lynch Retirement
 Preservation Trust -
   Purchases (74 transactions)        1,353,732          -        1,353,732          -
   Sales (85 transactions)                 -         1,929,553    1,929,553          -

Dreyfus Basic S&P 500 Stock
 Index Fund -
   Purchases (56 transactions)        1,045,247          -        1,045,247          -
   Sales (104 transactions)                -         1,653,710    1,059,917      593,793




<F1> Current value of asset on transaction date is equal to the purchase or selling price.
     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL-QUAKER STATE COMPANY SAVINGS
                                 AND INVESTMENT PLAN FOR HOURLY
                                 EMPLOYEES



                                 By  S/N JAMES W. SHADDIX
                                 James W. Shaddix
                                 Chairman of the Administrative
                                 Committee

June 29, 1999

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 28, 1999, included herein, into Pennzoil-Quaker State Company's previously filed Registration Statement on Form S-8 No. 333-69835.


                                                   ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1999